IN THE FEDERAL COURT OF AUSTRALIA
NEW SOUTH WALES DISTRICT REGISTRY
GENERAL DIVISION

No: **NSD1149/2009**

IN THE MATTER OF SINO GOLD MINING LIMITED (ACN 093 518 579)

SINO GOLD MINING LIMITED ACN 093 518 579
Plaintiff

ORDER

JUDGE: Justice Lindgren

DATE OF ORDER: 4 December 2009

WHERE MADE: Sydney

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

THE COURT ORDERS THAT:

1. The Plaintiff be excused for its partial non-compliance with order 12 of the orders made by the Court on 28 October 2009, as described in the affidavit of Matthew Gerard McLennan sworn 3 December 2009.

2. Pursuant to sections 411(4)(b) and 411(6) of the *Corporations Act 2001* (Cth) (***Act***), the proposed scheme of arrangement between all holders of fully paid ordinary shares of the Plaintiff (other than Eldorado Gold Corporation (***Eldorado***) or any of its subsidiaries, or any person who holds ordinary shares of the Plaintiff on behalf of or for the benefit of Eldorado or any of its subsidiaries), and the Plaintiff be approved subject to the alteration of replacing the number "12,106,733" with "12,236,733" in clause 2(b)(2), the terms of the scheme of arrangement as so altered being as annexed hereto and marked "A".

3. Pursuant to sections 411(4)(b) and 411(6) of the Act, the proposed scheme of arrangement between all holders of options issued by the Plaintiff to acquire shares and the Plaintiff be approved subject to the following alterations:

   (a) replacing the number "12,106,733" in clause 2(b)(2) with "12,236,733";

Prepared in the New South Wales District Registry, Federal Court Of Australia, Level 17, Law Courts Building, Queen's Square, SYDNEY NSW 2000, Telephone 02 9230 8567.

(b) replacing the number "550,000" in the last column of the seventh row of schedule 1 with the number "640,000"; and

(c) adding a new twentieth row in schedule 1 reading "EEOP Employees 01/10/11 A$4.03 A$3.14 0.2407 40,000",

the terms of the scheme of arrangement as so altered being as annexed hereto and marked "B".

4. Pursuant to section 411(12) of the Act, the Plaintiff be exempted from compliance with section 411(11) of the Act in relation to each Scheme.

5. These orders be entered forthwith.

Date that entry is stamped: 4 DEC 2009

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

Deputy District Registrar

Prepared in the New South Wales District Registry, Federal Court Of Australia, Level 17, Law Courts Building, Queen's Square, SYDNEY NSW 2000, Telephone 02 9230 8567.

Freehills

"A"

Share scheme of arrangement

Between the parties

1 Definitions and interpretation

FEDERAL COURT OF AUSTRALIA NEW SOUTH WALES DISTRICT REGISTRY

1.1 Definitions

13127512.22 Scheme of arrangement page 1

Prepared in the New South Wales District Registry, Federal Court Of Australia, Level 17, Law Courts Building, Queen's Square, SYDNEY NSW 2000, Telephone 02 9230 8567.

1 Definitions and interpretation

Term	Meaning
CHESS	the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

Corporations Act	the Corporations Act 2001 (Cth).

Court	the Federal Court of Australia, Sydney Registry or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Eldorado and Sino Gold.

Deed Poll	the deed poll substantially in the form of Annexure 3 under which Eldorado and Eldorado Sub covenant in favour of the Scheme Shareholders to perform their obligations under the Scheme.

Effective

when used in relation to the Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to the Scheme.

Effective Date Eldorado	the date on which the Scheme becomes Effective. Eldorado Gold Corporation of 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5, Canada

Eldorado Register	the register of shareholders maintained by Eldorado or its agent.

Eldorado Sub	Eldorado Pacific Pty Limited (ACN 140 003 149), a wholly owned subsidiary of Eldorado.

Eldorado Group	Eldorado and each of its subsidiaries and a reference to a ‘Eldorado Group Member’ or a ‘member of the Eldorado Group’ is to Eldorado or any of its subsidiaries.

Election Date	means 5.00pm on the fifth Business Day after the Effective Date.

End Date Excluded Shareholder

31 March 2010.

any Sino Gold Shareholder who is a member of the Eldorado Group or any Sino Gold Shareholder who holds any Sino Gold Shares on behalf of, or for the benefit of, any member of the Eldorado Group.

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1 Definitions and interpretation
Term Government Agency

Meaning

any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian).

Implementation Deed	the implementation deed dated 26 August 2009 (as amended) between Sino Gold and Eldorado relating to the implementation of the Scheme.

Implementation Date	the fourth calendar day after the Record Date, or such other day as the parties agree.

Ineligible Foreign Option Participant

an Option Scheme Participant whose address shown in the Sino Gold Option Register is a place outside Australia and its external territories, Canada, China (including Hong Kong but excluding Macao), New Zealand, Singapore, Switzerland, the United Kingdom or the United States of America, unless Eldorado determines that it is lawful and not unduly onerous or impracticable to issue that Option Scheme Participant with CDIs or New Eldorado Shares when the Option Scheme becomes Effective.

Ineligible Foreign Shareholder

a Scheme Shareholder whose address shown in the Sino Gold Share

Register is a place outside Australia and its external territories, Canada, China (including Hong Kong but excluding Macao), New Zealand, Singapore, Switzerland, the United Kingdom or the United States of America, unless Eldorado determines that it is lawful and not unduly onerous or impracticable to issue that Scheme Shareholder with CDIs or New Eldorado Shares when the Scheme becomes Effective.

New Eldorado Share Option Scheme	a common share of Eldorado. the related scheme of arrangement under Part 5.1 of the Corporations Act between Sino Gold and the holders of Sino Gold options.

Option Scheme Participant Record Date Registered Address Retail Option Scheme Participant

the holders of Sino Gold Options recorded on the Sino Gold Option Register as at the Record Date

5.00pm on the fifth Business Day after the Effective Date.

has the meaning given in clause 4.6(e)(1).

Option Scheme Participants who are entitled to receive 55,000 or less CDIs or New Eldorado Shares (or such other number as may be agreed between Eldorado and Sino Gold in writing) under this Option Scheme (which for the avoidance of doubt excludes any Ineligible Foreign Option Participant).

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1 Definitions and interpretation
Term	Meaning

Retail Scheme Shareholder

Scheme Shareholders who are entitled to receive 55,000 or less CDIs or New Eldorado Shares (or such other number as may be agreed between Eldorado and Sino Gold in writing) under this Scheme (which for the avoidance of doubt excludes any Ineligible Foreign Shareholder).

Sale Agent

Macquarie Capital Markets Canada Ltd, appointed to sell (a) the New Eldorado Shares that are to be issued under clause 4.6(a)(1) and 4.6(a)(2) of this Scheme; and (b) the New Eldorado Shares that are to be issued under clause 4.6(a)(1) and 4.6(a)(2) of the Option Scheme.

Sale Election Form	an election form for the purposes of a Retail Scheme Shareholder making an election under clause 4.3(b)(2).

Sale Facility Securities Scheme

has the meaning given in clause 4.6(a).

this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and agreed to by Sino Gold and Eldorado.

Scheme Booklet Scheme Consideration

as defined in the Scheme Implementation deed.

for each Sino Gold Share held by a Scheme Shareholder as at the Record Date, an amount of 0.55 New Eldorado Shares either in the form of CDIs or in the form of New Eldorado Shares, subject to the terms of this Scheme.

Scheme Meeting	the meeting of Sino Gold Shareholders (other than Excluded Shareholders) ordered by the Court to be convened under section 411(1) of the Corporations Act.

Scheme Share Scheme Shareholder

a Sino Gold Share held by a Scheme Shareholder as at the Record Date.

a holder of fully paid ordinary shares in Sino Gold (other than Excluded Shareholders) recorded in the Sino Gold Share Register as at the Record Date.

Second Court Date	the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme is heard.

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1 Definitions and interpretation
Term Share Election Form	Meaning an election form for the purposes of a Scheme Shareholder making an election under clause 4.3(b)(1).
Share Sale Facility Share Sale Facility Participant

the share sale facility provided for in clause 4.6. a Scheme Shareholder in respect of whom New Eldorado Shares are issued to the Sale Agent as nominee in trust for such Scheme Shareholder in the circumstances referred to in clause 4.6(a) or in clause 4.5.

Sino Gold Hong Kong Branch Register	the Hong Kong branch register of the Sino Gold Share Register, maintained by Computershare Hong Kong Services Limited.
Sino Gold Option	an option to acquire one unissued Sino Gold Share issued:
(a)	by Sino Gold under the Sino Gold Executive and Employee Option Plan;

(b)	by Sino Gold to Standard Bank Plc on 16 September 2005;

(c)	by Sino Gold on or around completion of its takeover bid for Golden China Resources Corporation, in replacement of options previously issued by Golden China Resources Corporation to its directors and employees; or

(d)	by Sino Gold on or around completion of its takeover bid for Golden China Resources Corporation, in replacement of options previously issued by Golden China Resources Corporation to Kingsway Capital of Canada, Inc. and Assif S.A..

Sino Gold Option Register Sino Gold Share Register Sino Gold Share Sino Gold Shareholder Sino Gold Scheme Registrar Trading Day

the register of Sino Gold Options maintained by Sino Gold or its agent.

the register of members of Sino Gold maintained in accordance with the Corporations Act (and includes the Sino Gold Hong Kong Branch Register). a fully paid ordinary share in Sino Gold. a person who is registered as the holder of a Sino Gold Share.

Registries Limited (ACN 003 209 836) or, following the Implementation Date, Link Market Services Limited (ACN 083 214 537). a day on which the Toronto Stock Exchange is open for trading.

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1 Definitions and interpretation
Term	Meaning

TSX	Toronto Stock Exchange.

1.2	Interpretation
In this Scheme:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this Scheme.

(b)	The singular includes the plural and the plural includes the singular.

(c)	Words of any gender include all genders.

(d)	Other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning.

(e)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual.

(f)	A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement and a reference to this agreement includes any schedule, attachment and exhibit.

(g)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(h)	A reference to a document (including this Scheme) includes all amendments or supplements to, or replacements or novations of, that document.

(i)	A reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency.

(j)	a reference to ‘C$’ is to the lawful currency of Canada.

(k)	A reference to any time is a reference to that time in Sydney.

(l)	A term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme.

(m)	A reference to a party to a document includes that party’s successors and permitted assignees.

(n)	No provision of this Scheme will be construed adversely to a party because that party was responsible for the preparation of this Scheme or that provision.

(o)	A reference to a body, other than a party to this Scheme (including an institute, association or authority), whether statutory or not:

(1) which ceases to exist; or
(2) whose powers or functions are transferred to another body, is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

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2 Preliminary matters

1.3 Interpretation of inclusive expressions

Specifying anything in this scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.4 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Preliminary matters

	(a)	Sino Gold is a public company registered in New South Wales, Australia.

	(b)	As at 28 October 2009:

(1) 292,578,478 Sino Gold Shares were on issue; and

(2) 12,236,733 Sino Gold Options were on issue.

	(c)	Eldorado is a company governed under the laws of Canada.

	(d)	Eldorado Sub is a company registered under the laws of Australia.

	(e)	If the Scheme becomes Effective:

(1) Eldorado will provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with the Scheme; and

(2) all the Scheme Shares, and all the rights and entitlements attaching to them as at the Implementation Date, will be transferred to Eldorado Sub and Sino Gold will enter the name of Eldorado Sub in the Sino Gold Share Register in respect of the Scheme Shares.

	(f)	Sino Gold and Eldorado have agreed, by executing the Implementation Deed, to implement the Scheme.

	(g)	Eldorado and Eldorado Sub have agreed, by executing the Deed Poll, to perform their obligations under this Scheme, including the obligation to provide or procure the provision of the Scheme Consideration to the Scheme Shareholders.

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3 Conditions to the Scheme
3	Conditions to the Scheme

	(a)	This Scheme is conditional on:

		(1)	all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Scheme and Court approval of the Option Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;

		(2)	approval of this Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act;

		(3)	the condition in 3.1(n) of the Implementation Deed having been satisfied or waived in accordance with the terms of the Implementation Deed; and

		(4)	the Implementation Deed not having been terminated by either party to that deed before 8.00am on the Second Court Date.

	(b)	The satisfaction of the conditions precedent in clause 3(a) is a condition precedent to the operation of clause 4.

	(c)	The Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date or any later date Sino Gold and Eldorado agree.

	(d)	Sino Gold and Eldorado will provide to the Court at the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in the Implementation Deed and this Scheme (other than the condition precedent in clause 3.1(c) and 3.1(n) of the Implementation Deed) have been satisfied or waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

4	Implementation of the Scheme

4.1	Lodgement of Court orders

Sino Gold will lodge with ASIC office copies of the Court orders under section 411(10) of the Corporations Act approving the Scheme by 5.00pm on the first Business Day after the day on which the Court approves the Scheme.

4.2 Transfer of Scheme Shares On the Implementation Date:
(a)	subject to the provision of the Scheme Consideration in the manner contemplated by clause 4.4, all of the Scheme Shares, together with all rights and entitlements attaching to them as at the Implementation Date, will be transferred to Eldorado Sub, without the need for any further act by any Scheme Shareholder, by:

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4 Implementation of the Scheme

(1)	Sino Gold delivering to Eldorado Sub duly completed and executed share transfer forms (or a master share transfer form) to transfer all the Scheme Shares to Eldorado Sub; and

(2)	Eldorado Sub duly executing the share transfer forms (or master share transfer form), attending to the stamping of the share transfer forms (or master share transfer form) (if required) and delivering the share transfer forms (or master share transfer form) to Sino Gold for registration; and

(b)	immediately after receipt of the share transfer forms (or master share transfer form) in accordance with clause 4.2(a)(2), Sino Gold must enter, or procure the entry of, the name of Eldorado Sub in the Sino Gold Share Register in respect of all the Scheme Shares.

4.3	Election Procedure

	(a)	Subject to clause 4.3(b), clause 4.5 and clause 4.7, a Scheme Shareholder will receive the Scheme Consideration in the form of CDIs. A Scheme Shareholder who wishes to receive the Scheme Consideration in the form of CDIs does not need to make an election under clause 4.3(b).

	(b)	Subject to the remaining provisions of this clause 4.3 and clause 4.5:

(1) each Scheme Shareholder (other than a Retail Scheme Shareholder who has made and not withdrawn an election to participate in the Share Sale Facility under paragraph (2) below) will be entitled to elect to receive Scheme Consideration in the form of New Eldorado Shares rather than CDIs, by completing the Share Election Form and returning it to the address specified in the Share Election Form so that it is received by the Election Date; and

(2) each Retail Scheme Shareholder (other than one who has made and not withdrawn an election under paragraph (1) above) will be entitled to elect to participate in the Share Sale Facility by completing the Sale Election Form and returning it to the address specified in the Sale Election Form so that it is received by the Election Date.

	(c)	An Ineligible Foreign Shareholder is not entitled to make any election pursuant to clause 4.3(b) and any election purportedly made by it will be invalid. Ineligible Foreign Shareholders will have their Scheme Consideration (which will be issued in the form of New Eldorado Shares rather than CDIs) dealt with in accordance with clauses 4.5, 4.6 and 4.7.

	(d)	An election under clause 4.3(b) must be made in accordance with the terms and conditions on the Share Election Form or Sale Election Form, as the case may be.

	(e)	A Scheme Shareholder (other than an Ineligible Foreign Shareholder) who does not make a valid election under clause 4.3(b) will be deemed to have elected to receive Scheme Consideration in the form of CDIs.

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4 Implementation of the Scheme
(f)	Subject to clause 4.3(g), a valid election made or deemed to be made by a Scheme Shareholder under this clause 4.3 will be deemed to apply in respect of the Scheme Shareholder’s entire holding of Scheme Shares, regardless of whether the Scheme Shareholder’s holding of Scheme Shares is greater or less than the Scheme Shareholder’s holding at the time it made its election.

(g)	A Scheme Shareholder (other than an Ineligible Foreign Shareholder and other than a Retail Scheme Shareholder who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2)) who is noted on the Sino Gold Share Register as holding one or more parcels of Sino Gold Shares as trustee or nominee for, or otherwise on account of, another person:

(1) may make separate elections under clause 4.3(b)(1) in relation to each of those parcels of Sino Gold Shares (subject to it providing to Sino Gold and Eldorado any substantiating information they reasonably require), and an election made in respect of any such parcel, or an omission to make an election in respect of any such parcel, will not be taken to extend to the other parcels; but

(2) may not make separate elections under clause 4.3(b)(2) in relation to each of those parcels of Sino Gold Shares.

(h)	A Scheme Shareholder may vary or withdraw any election made by it under this clause 4.3 by the Election Date. To vary such an election, a Scheme Shareholder must lodge a replacement Share Election Form or Sale Election Form, as the case may be, by the Election Date. To withdraw such an election, a Scheme Shareholder must follow the procedure set out in the Scheme Booklet or in the Share Election Form or in the Sale Election Form.

(i)	Subject to clause 4.3(j), an election which is not made or deemed to have been made in accordance with this clause 4.3 will not be a valid election for the purpose of this Scheme and will not be recognised by Sino Gold, Eldorado Sub or Eldorado for any purpose.

(j)	Sino Gold may, with the agreement of Eldorado, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on Sino Gold, Eldorado, Eldorado Sub and the relevant Scheme Shareholder.

4.4 Provision of Scheme Consideration

Subject to clauses 4.4(d), 4.5 and 4.7, the obligation of Eldorado and Eldorado Sub to provide or procure the provision of the Scheme Consideration to Scheme Shareholders will be satisfied by Eldorado:

(a)	in the case of Scheme Consideration that is required to be provided to Scheme Shareholders in the form of New Eldorado Shares, by Eldorado procuring that:

	(1)	the name and address of each such Scheme Shareholder is entered into the Eldorado Register on the Implementation Date in respect of the New Eldorado Shares to which it is entitled under this clause 4; and

	(2)	a share certificate or holding statement (or equivalent document) is sent to the Registered Address of each such Scheme Shareholder representing the number of New Eldorado Shares issued to the Scheme Shareholder pursuant to this Scheme;

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4 Implementation of the Scheme

(b)	in the case of Scheme Consideration that is required to be provided to Scheme Shareholders in the form of CDIs, by Eldorado:

	(1)	issuing to CDN to be held on trust that number of New Eldorado Shares that will enable CDN to issue CDIs as envisaged by clause 4.4(b)(3) on the Implementation Date;

	(2)	procuring that the name and address of CDN is entered into the Eldorado Register in respect of those New Eldorado Shares on the Implementation Date and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New Eldorado Shares is sent to CDN;

	(3)	procuring that on the Implementation Date, CDN issues to each such Scheme Shareholder the number of CDIs to which it is entitled under this clause 4;

	(4)	procuring that on the Implementation Date, the name of each such Scheme Shareholder is entered in the records maintained by CDN as the holder of the CDIs issued to that Scheme Shareholder on the Implementation Date;

	(5)	in the case of each such Scheme Shareholder who held Scheme Shares on the CHESS subregister – procuring that the CDIs are held on the CHESS subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Scheme Shareholder which sets out the number of CDIs held on the CHESS subregister by that Scheme Shareholder; and

	(6)	in the case of each such Scheme Shareholder who held Scheme Shares on the issuer sponsored subregister – procuring that the CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Scheme Shareholder which sets out the number of CDIs held on the issuer sponsored subregister by that Scheme Shareholder; and

(c)	in the case of Scheme Consideration that is required to be dealt with following valid elections under clause 4.3(b)(2) and as a result of the operation of clause 4.5, by Eldorado procuring that:

	(1)	the name and registered address of the Sale Agent, as nominee in trust for the Share Sale Facility Participants, is entered into the Eldorado Register on the Implementation Date in respect of the New Eldorado Shares required to be issued to it under this clause 4;

	(2)	a share certificate or holding statement (or equivalent document) in the name of the Sale Agent, as nominee in trust for the Share Sale Facility Participants, is sent to the Sale Agent representing the number of New Eldorado Shares so issued to it; and

	(3)	the Sale Agent, as nominee in trust for the Share Sale Facility Participants, sells those New Eldorado Shares on behalf of the Share Sale Facility Participants, and pays the proceeds to the Sino Gold Scheme Registrar, in trust for the Share Sale Facility Participants in accordance with clause 4.6; and

	(4)	the Sino Gold Scheme Registrar pays the proceeds on to the Share Sale Facility Participants in accordance with clause 4.6.

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4 Implementation of the Scheme

(d)	In the case of joint holders of Scheme Shares:

	(1)	the New Eldorado Shares or CDIs to be issued under this Scheme will be issued to and registered in the names of the joint holders;

	(2)	any cheque required to be sent under this Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Sino Gold Share Register; and

	(3)	any other document required to be sent under this Scheme, will be forwarded to the holder whose name appears first in the Sino Gold Share Register as at the Record Date.

4.5 Ineligible Foreign Shareholders

Eldorado will be under no obligation to issue any New Eldorado Shares or CDIs under this Scheme to any Ineligible Foreign Shareholders and must instead procure that the number of New Eldorado Shares that would have been issued to an Ineligible Foreign Shareholder had they not been an Ineligible Foreign Shareholder are dealt with on behalf of the Ineligible Foreign Shareholder in accordance with clause 4.6 and 4.7.

4.6	Share Sale Facility

(a)	New Eldorado Shares that:

(1) but for an election by a Retail Scheme Shareholder under clause 4.3(b)(2), would have been issued to that Retail Scheme Shareholder or CDN in respect of that Retail Scheme Shareholder (rounded down to the nearest whole number in accordance with clause 4.7); or

(2) are required to be dealt with under this clause by virtue of clause 4.5 (rounded down to the nearest whole number in accordance with clause 4.7),

must be issued by Eldorado to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, on the Implementation Date (rounded down, if necessary to the nearest whole number) (together with the New Eldorado Shares to be issued by Eldorado to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, on the Implementation Date under clause 4.6(a)(1) and clause 4.6(a)(2) of the Option Scheme, the Sale Facility Securities) and subsequently sold in accordance with the remaining provisions of this clause 4.6.

(b)	The Share Sale Facility will only be available in respect of New Eldorado Shares issued to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, in the circumstances referred to in clause 4.6(a). Any purported election by a Scheme Shareholder to participate in the Share Sale Facility in any other circumstances will be invalid and not recognised for any purpose.

(c)	Eldorado must procure that the Sale Agent:

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4 Implementation of the Scheme
(1)	within 15 Trading Days after the Implementation Date, sells the Sale Facility Securities on the Toronto Stock Exchange and/or on other Canadian electronic markets in such manner, including selling the Sale Facility Securities in one or more lots, at such price or prices and on such other terms as the Sale Agent determines in good faith;

(2)	deducts from the C$ gross proceeds of such sale of all Sale Facility Securities any taxes applicable to those Sale Facility Securities;

(3)	within 5 Trading Days after the last sale of Sale Facility Securities is completed under (1) above, arranges for the conversion of the net proceeds of all such sales referred to in (2) above from C$ to A$; and

(4)	within one Trading Day after conversion of those net proceeds to A$ under (3) above, pays that A$ amount (after having deducted any applicable currency conversion costs) to the Sino Gold Scheme Registrar, in trust for the Share Sale Facility Participants, by telegraphic transfer of clear funds to an A$ account nominated by the Sino Gold Scheme Registrar.

(d)	Within 7 Business Days after the date on which the Sale Agent remits the A$ amount referred to in clause 4.6(c)(4) to the Sino Gold Scheme Registrar, Eldorado and Sino Gold will cause the Sino Gold Scheme Registrar to pay to:

	(1)	each Retail Option Scheme Participant who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2) of the Option Scheme;

	(2)	each Retail Scheme Shareholder who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2) of the Share Scheme;

	(3)	each Ineligible Foreign Shareholder; and

	(4)	each Ineligible Foreign Option Participant,

their pro-rata share of the A$ amount referred to in clause 4.6(c)(4), being the proportion which the number of Sale Facility Securities attributable to them bears to the total number of Sale Facility Securities. The amount payable to each Share Sale Facility Participant under this clause will, if necessary, be rounded down to the nearest whole cent, and any part of the A$ amount referred to in clause 4.6(c)(4) remaining after such rounding will be paid by the Sino Gold Scheme Registrar to a charity nominated by Sino Gold.

(e)	Share Sale Facility Participants agree that the amount referred to in clause 4.6(d) may be paid by the Sino Gold Scheme Registrar doing any of the following at the Sino Gold Scheme Registrar's election:

	(1)	sending a cheque or money order for that amount (after having deducted any applicable taxes) by pre-paid post (or pre-paid airmail if the address is outside Australia) to the Share Sale Facility Participant’s address as shown in the Sino Gold Share Register as at the Record Date (the Registered Address);

	(2)	depositing that amount into an account with any bank notified to Sino Gold (or any agent of Sino Gold) by an appropriate written authority from the Share Sale Facility Participant, whether in A$ or after having arranged for the conversion of that amount into a currency other than A$ in accordance with the written authority from the Share Sale Facility Participant, and after having deducted any applicable taxes or currency conversion costs; or

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4 Implementation of the Scheme

(3)	in the event that a Share Sale Facility Participant does not have a Registered Address or the Sino Gold Scheme Registrar believes a Share Sale Facility Participant is not known at its Registered Address, and no account has been notified in accordance with clause 4.6(e)(2) or a deposit into such an account is rejected or refunded, the Sino Gold Scheme Registrar must hold the amount on trust until the Share Sale Facility Participant claims the amount (in which case the Sino Gold Share Scheme Registrar may pay that amount in accordance with (1) or (2) above) or the amount is dealt with in accordance with unclaimed money legislation. Any benefit accruing from the amount while it is held on trust will be to the benefit of Sino Gold. An amount credited to the account is to be treated as having been paid to the Share Sale Facility Participant. Sino Gold must procure that records are maintained of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(f)	Payment by the Sino Gold Scheme Registrar to a Share Sale Facility Participant in accordance with this clause 4.6 satisfies in full the Share Sale Facility Participant’s right to the Scheme Consideration.

(g)	None of Sino Gold, Eldorado, Eldorado Sub, the Sale Agent or the Sino Gold Scheme Registrar gives any assurance as to the price that will be achieved for the sale of the Sale Facility Securities by the Sale Agent. The sale of the Sale Facility Securities under this clause 4.6 will be at the risk of the Share Sale Facility Participant.

(h)	Despite the other provisions in this clause 4.6, if Eldorado is of the opinion, formed reasonably, that several Scheme Shareholders have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to eligibility to participate in the Share Sale Facility, Eldorado may direct Sino Gold to give notice to those Scheme Shareholders:

(1) setting out the names and Registered Addresses of all of them;

(2) stating that opinion; and

(3) attributing to one of them specifically identified in the notice the Sino Gold Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of determining eligibility as a Scheme Shareholder, be taken to hold all those Sino Gold Shares and each of the other Scheme Shareholder whose names are set out in the notice shall be taken to hold no Sino Gold Shares.

4.7	Fractional entitlements and splitting

(a)	Where the calculation of the number of New Eldorado Shares or CDIs to be issued to a particular Scheme Shareholder would result in the issue of a fraction of a New Eldorado Share or a fraction of a CDI, the fractional entitlement will be rounded down to the nearest whole number of New Eldorado Shares or CDIs.

(b)	If Eldorado is of the opinion, formed reasonably, that several Scheme Shareholders, each of which holds a holding of Sino Gold Shares which results in a fractional entitlement to New Eldorado Shares or CDIs, have, before the Record Date, been party to a shareholding splitting or division in an attempt to obtain an advantage by reference to the rounding provided for in the calculation of each Scheme Shareholder’s entitlement to the Scheme Consideration, Eldorado may direct Sino Gold to give notice to those Scheme Shareholders:

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Scheme of arrangement

5 Issue and trading
(1)	setting out the names and Registered Addresses of all of them;

(2)	stating that opinion; and

(3)	attributing to one of them specifically identified in the notice the Sino Gold Shares held by all of them,

and, after the notice has been so given, the Scheme Shareholder specifically identified in the notice shall, for the purposes of the Scheme, be taken to hold all those Sino Gold Shares and each of the other Scheme Shareholders whose names are set out in the notice shall, for the purposes of the Scheme, be taken to hold no Sino Gold Shares.

4.8 Hong Kong

Each Scheme Shareholder whose Sino Gold Shares are held on the Sino Gold Hong Kong Branch Register as at the Record Date hereby irrevocably directs Sino Gold to transfer those holdings from the Sino Gold Hong Kong Branch Register to the issuer sponsored subregister of the Sino Gold Share Register as soon as practicable following the Record Date and prior to the Implementation Date, and Sino Gold agrees to comply with that direction.

5	Issue and trading

(a)	The New Eldorado Shares will be duly and validly issued in accordance with the laws of Canada and Eldorado’s restated articles of incorporation and bylaws, will be issued fully paid and will rank equally in all respects with all other common shares of Eldorado then issued and outstanding.

(b)	The Scheme Shareholders agree to be bound by Eldorado’s restated articles of incorporation and bylaws.

(c)	Each Scheme Shareholder shall be deemed to have irrevocably appointed Eldorado and each of its directors and officers (jointly and severally) as its attorneys for the purpose of executing any form of application, letter of transmittal or other instruments or documents required for the New Eldorado Shares or CDIs.

6	Dealings in Sino Gold Shares

(a)	To establish the identity of the Scheme Shareholders, dealings in Sino Gold Shares will only be recognised if:

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Scheme of arrangement

7 Quotation of Sino Gold Shares
(1)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Sino Gold Share Register as the holder of the relevant Sino Gold Shares by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Sino Gold Share Register is kept.

(b)	Sino Gold must register registrable transmission applications or transfers of the kind referred to in clause 6(a)(2) by the Record Date (provided that, for the avoidance of doubt, nothing in this clause 6(b) requires Sino Gold to register a transfer that would result in a Sino Gold Shareholder holding a parcel of Sino Gold Shares that is less than a ‘marketable parcel’ (as defined in the Market Rules of the ASX)).

(c)	If the Scheme becomes Effective, a holder of Scheme Shares (and any person claiming through that holder) must not dispose of or purport or agree to dispose of any Scheme Shares or any interest in them after the Record Date.

(d)	Sino Gold will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Sino Gold Shares received after the Record Date.

(e)	For the purpose of determining entitlements to the Scheme Consideration, Sino Gold must maintain the Sino Gold Share Register in accordance with the provisions of this clause 6 until the Scheme Consideration has been paid to the Scheme Shareholders. The Sino Gold Share Register in this form will solely determine entitlements to the Scheme Consideration.

(f)	All statements of holding for Sino Gold Shares will cease to have effect from the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Sino Gold Share Register will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Sino Gold Shares relating to that entry.

(g)	As soon as possible on or after the Record Date, and in any event within one Business Day after the Record Date, Sino Gold will ensure that details of the names, Registered Addresses and holdings of Sino Gold Shares for each Scheme Shareholder and details of all Share Election Forms and Sale Election Forms validly submitted and not revoked are available to Eldorado in the form Eldorado reasonably requires.

7	Quotation of Sino Gold Shares

(a)	Sino Gold will apply to ASX to suspend trading on the ASX in Sino Gold Shares from the close of trading on the day Sino Gold notifies the ASX that the Court has approved the Scheme under section 411(4)(b) of the Corporations Act.

(b)	On a date after the Implementation Date to be determined by Eldorado, Sino Gold will apply:

(1) for termination of the official quotation of Sino Gold Shares on the ASX; and
(2) to have itself removed from the official list of the ASX.

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Scheme of arrangement

8 General provisions

8	General provisions

8.1	Consent to amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Sino Gold may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Eldorado has consented.

8.2	Scheme Shareholders’ agreements and warranties

(a)	Each Scheme Shareholder:

(1) agrees to the transfer of their Sino Gold Shares in accordance with the Scheme and agrees to the variation, cancellation or modification of the rights attached to their Sino Gold Shares constituted by or resulting from the Scheme; and

(2) acknowledges that the Scheme binds all Scheme Shareholders.

(b)	Each Scheme Shareholder is taken to have warranted to Sino Gold, Eldorado and Eldorado Sub, and appointed and authorised Sino Gold as its attorney and agent to warrant to Eldorado and Eldorado Sub, that all their Sino Gold Shares (including any rights and entitlements attaching to those shares) which are transferred under the Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Sino Gold Shares to Eldorado Sub together with any rights attaching to those shares. Sino Gold undertakes that it will provide such warranty to Eldorado and Eldorado Sub as agent and attorney of each Scheme Shareholder.

8.3	Title to and rights in Scheme Shares

(a)	To the extent permitted by law, the Sino Gold Shares transferred under the Scheme will be transferred free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise.

(b)	Eldorado Sub will be beneficially entitled to the Sino Gold Shares transferred to it under the Scheme pending registration by Sino Gold of Eldorado Sub in the Sino Gold Share Register as the holder of the Sino Gold Shares.

8.4	Appointment of sole proxy

Upon the Scheme becoming Effective, and until Sino Gold registers Eldorado Sub as the holder of all Scheme Shares in the Sino Gold Share Register, each Scheme Shareholder:

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9 General
(a)	is deemed to have appointed Eldorado Sub as attorney and agent (and directed Eldorado Sub in each such capacity) to appoint any director, officer, secretary or agent nominated by Eldorado Sub as its sole proxy and, where applicable or appropriate, corporate representative to attend shareholders' meetings, exercise the votes attaching to the Scheme Shares registered in their name and sign any shareholders' resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 8.4(a)); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Shares as Eldorado Sub reasonably directs.

8.5	Authority given to Sino Gold

(a) Scheme Shareholders will be deemed to have authorised Sino Gold, and all its directors, officers and secretaries, to do and execute all acts, matters, things and documents on the part of each Scheme Shareholder necessary to implement the scheme, including (without limitation) executing, as agent and attorney of each Scheme Shareholder, a share transfer form (or a master share transfer form) in relation to Scheme Shares as contemplated by clause 8.5(b).

(b) Each Scheme Shareholder, without the need for any further act, irrevocably appoints Sino Gold and all of its directors, officers and secretaries (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Scheme including without limitation, a proper instrument of transfer of its Scheme Shares for the purposes of section 1071B of the Corporations Act which may be a master transfer of all the Scheme Shares.

9	General

9.1	Stamp duty

The Eldorado will pay all stamp duty payable in connection with the transfer of Sino Gold Shares to Eldorado Sub.

9.2 Consent

The Scheme Shareholders consent to Sino Gold doing all things necessary or incidental to the implementation of the Scheme.

9.3 Notices

If a notice, transfer, transmission application, direction or other communication referred to in the Scheme is sent by post to Sino Gold, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Sino Gold registered office or at the office of the Sino Gold Share Registrar.

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9 General
9.4	Governing law

(a) The Scheme is governed by the laws in force in New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this Scheme.

Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

9.5	Further action

Sino Gold must do all things and execute all documents necessary to give full effect to this Scheme and the transactions contemplated by it.

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Scheme of arrangement

"B"

Option scheme of arrangement

This scheme of arrangement is made under section 411 of the Corporations Act 2001 (Cth)

Between the parties
Sino Gold Mining Limited (ABN 42 093 518 579) of Level 22, 44 Market Street, Sydney NSW 2000, Australia (Sino Gold)
The holders of Sino Gold Options recorded on the Sino Gold Option Register as at the Record Date (each an Option Scheme Participant).

1	Definitions and interpretation

1.1	Definitions

The meanings of the terms used in this Option Scheme are set out below.

Term ASIC ASX Business Day

Meaning the Australian Securities and Investments Commission. ASX Limited (ABN 98 008 624 691).

a day that is not a Saturday, Sunday or public holiday and on which banks and ASX and TSX are open for business.

CDI	CHESS Depositary Interest, being a unit of beneficial ownership in a New Eldorado Share registered in the name of CDN.
CDN	CHESS Depositary Nominees Pty Limited ACN 071 346 506.

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8 General
Term CHESS	Meaning the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

Corporations Act Court

the Corporations Act 2001 (Cth).

the Federal Court of Australia, Sydney Registry or such other court of competent jurisdiction under the Corporations Act agreed to in writing by Eldorado and Sino Gold.

Effective

when used in relation to the Option Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) of the Corporations Act in relation to the Option Scheme.

Effective Date Eldorado	the date on which the Option Scheme becomes Effective. Eldorado Gold Corporation of 1188 – 550 Burrard Street, Vancouver, BC V6C 2B5, Canada.

Eldorado Register	the register of shareholders maintained by Eldorado or its agent.

Eldorado Sub	Eldorado Pacific Pty Limited (ACN 140 003 149), a wholly owned subsidiary of Eldorado.

Eldorado Group	Eldorado and each of its subsidiaries and a reference to a ‘Eldorado Group Member’ or a ‘member of the Eldorado Group’ is to Eldorado or any of its subsidiaries.

Election Date	means 5.00pm on the fifth Business Day after the Effective Date.

End Date Government Agency

31 March 2010.

any foreign or Australian government or governmental, semi- governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any other federal, state, provincial, local or other government (foreign or Australian).

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8 General
Term Implementation Deed	Meaning the implementation deed dated 26 August 2009 (as amended) between Sino Gold and Eldorado relating to the implementation of the Option Scheme.

Implementation Date	the fourth calendar day after the Record Date, or such other day as the parties agree.

In-the-money Sino Gold Option Holders Ineligible Foreign Option Participant

the holders of those Sino Gold Options described in Schedule 1.

an Option Scheme Participant whose address shown in the Sino Gold Option Register is a place outside Australia and its external territories, Canada, China (including Hong Kong but excluding Macao), New Zealand, Singapore, Switzerland, the United Kingdom or the United States of America, unless Eldorado determines that it is lawful and not unduly onerous or impracticable to issue that Option Scheme Participant with CDIs or New Eldorado Shares when the Option Scheme becomes Effective.

Ineligible Foreign Shareholder New Eldorado Share Option Scheme Consideration Option Scheme Option Scheme Deed Poll

has the meaning given in the Share Scheme.

a common share of Eldorado.

the consideration payable to Option Scheme Participants as determined in accordance with Schedule 1.

this scheme of arrangement.

the deed poll under which Eldorado and Eldorado Sub covenant in favour of the Option Scheme Participants to perform their obligations under the Option Scheme.

Option Scheme Meetings

the class meeting of the In-the-money Sino Gold Option Holders and the separate class meeting of the Out-of-the- money Sino Gold Option Holders each ordered by the Court to be convened under subsection 411(1) of the Corporations Act.

Option Scheme Participants	the holders of Sino Gold Options recorded on the Sino Gold Option Register as at the Record Date

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8 General
Term Out-of-the-money Sino Gold Option Holders Record Date Register Registered Address Retail Option Scheme Participant

Meaning

the holders of those Sino Gold Options described in Schedule 1.

5.00pm on the fifth Business Day after the Effective Date.

the register of members of Sino Gold.

has the meaning given in clause 4.6(e)(1).

Option Scheme Participants who are entitled to receive 55,000 or less CDIs or New Eldorado Shares (or such other number as may be agreed between Eldorado and Sino Gold in writing) under this Option Scheme (which for the avoidance of doubt excludes any Ineligible Foreign Option Participant).

Sale Agent

Macquarie Capital Markets Canada Ltd, appointed to sell (a) the New Eldorado Shares that are to be issued under clause 4.6(a)(1) and 4.6(a)(2) of the Share Scheme; and (b) the New Eldorado Shares that are to be issued under clause 4.6(a)(1) and 4.6(a)(2) of this Option Scheme.

Sale Election Form	an election form for the purposes of a Retail Option Scheme Participant making an election under clause 4.3(b)(2).

Sale Facility Securities Scheme Booklet Scheme Options	has the meaning given in clause 4.6(a), as defined in the Scheme Implementation Deed. a Sino Gold Option held by an Option Scheme Participant as at the Record Date.

Scheme Shareholders

holders of fully paid ordinary shares in Sino Gold (other than any member of the Eldorado Group or any person who holds any Sino Gold Shares on behalf of, or for the benefit of, any member of the Eldorado Group) recorded in the register of members of Sino Gold as at the Share Scheme Record Date.

Second Court Date	the first day on which an application made to the Court for an order under paragraph 411(4)(b) of the Corporations Act approving the Option Scheme is heard.

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8 General
Term Share Election Form	Meaning an election form for the purposes of a Option Scheme Participant making an election under clause 4.3(b)(1).

Share Sale Facility Share Sale Facility Participant

the share sale facility provided for in clause 4.6.

a Option Scheme Participant in respect of whom New Eldorado Shares are issued to the Sale Agent as nominee in trust for such Option Scheme Participant in the circumstances referred to in clause 4.6(a) or in clause 4.5.

Share Scheme

the scheme of arrangement between Sino Gold and the Scheme Shareholders, the form of which is contained in the Scheme Booklet, subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act and agreed to by Eldorado, Eldorado Sub and Sino Gold.

Share Scheme Record Date Sino Gold Option

the “Record Date” as defined in the Share Scheme.

an option to acquire one unissued Sino Gold Share issued:

(a) by Sino Gold under the Sino Gold Executive and Employee Option Plan;

(b) by Sino Gold to Standard Bank Plc on 16 September 2005;

(c) by Sino Gold on or around completion of its takeover bid for Golden China Resources Corporation, in replacement of options previously issued by Golden China Resources Corporation to its directors and employees; or

(d) by Sino Gold on or around completion of its takeover bid for Golden China Resources Corporation, in replacement of options previously issued by Golden China Resources Corporation to Kingsway Capital of Canada, Inc. and Assif S.A

Sino Gold Optionholder Sino Gold Option Register	a holder of a Sino Gold Option. the register of Sino Gold Options maintained by Sino Gold or its agent.

Sino Gold Share Sino Gold Scheme	a fully paid ordinary share in Sino Gold. Registries Limited (ACN 003 209 836) or, following the Implementation Date, Link Market Services Limited (ACN 083

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8 General
	Term	Meaning

	Registrar	214 537).

	Trading Day	a day on which the Toronto Stock Exchange is open for
trading.

	TSX	Toronto Stock Exchange.

1.2	Interpretation
In this Option Scheme:

(a)	Headings and bold type are for convenience only and do not affect the interpretation of this Option Scheme.

(b)	The singular includes the plural and the plural includes the singular.

(c)	Words of any gender include all genders.

(d)	Other parts of speech and grammatical forms of a word or phrase defined in this Option Scheme have a corresponding meaning.

(e)	An expression importing a person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency as well as an individual.

(f)	A reference to a clause, party, schedule, attachment or exhibit is a reference to a clause of, and a party, schedule, attachment or exhibit to, this agreement and a reference to this agreement includes any schedule, attachment and exhibit.

(g)	A reference to any legislation includes all delegated legislation made under it and amendments, consolidations, replacements or re-enactments of any of them.

(h)	A reference to a document (including this Option Scheme) includes all amendments or supplements to, or replacements or novations of, that document.

(i)	A reference to ‘$’, ‘A$’ or ‘dollar’ is to Australian currency.

(j)	a reference to ‘C$’ is to the lawful currency of Canada.

(k)	A reference to any time is a reference to that time in Sydney.

(l)	A term defined in or for the purposes of the Corporations Act has the same meaning when used in this Option Scheme.

(m)	A reference to a party to a document includes that party’s successors and permitted assignees.

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8 General
(n)	No provision of this Option Scheme will be construed adversely to a party because that party was responsible for the preparation of this Option Scheme or that provision.

(o)	A reference to a body, other than a party to this Option Scheme (including an institute, association or authority), whether statutory or not:

(1) which ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

1.3 Interpretation of inclusive expressions

Specifying anything in this Option Scheme after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included.

1.4 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2	Preliminary matters

(a)	Sino Gold is a public company registered in New South Wales, Australia.
(b)	As at 28 October 2009:
(1) 292,578,478 Sino Gold Shares were on issue; and
(2) 12,236,733 Sino Gold Options were on issue.
(c)	Eldorado is a company governed under the laws of Canada.
(d)	Eldorado Sub is a company registered under the laws of Australia.
(e)	If the Option Scheme becomes Effective:
(1) Eldorado will provide or procure the provision of the Option Scheme Consideration to Option Scheme Participants in accordance with the Option Scheme; and
(2) all the Scheme Options, and all the rights, entitlements and obligations attaching to them as at the Implementation Date, will be cancelled.
(f)	Sino Gold and Eldorado have agreed, by executing the Implementation Deed, to implement the Option Scheme.
(g)	Eldorado and Eldorado Sub have agreed, by executing the Option Scheme Deed Poll, to perform their obligations under this Option Scheme, including the obligation to provide or procure the provision of the Scheme Consideration to the Option Scheme Participants.

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8 General

3	Conditions to the Option Scheme

(a)	This Option Scheme is conditional on:
(1) all the conditions in clause 3.1 of the Implementation Deed (other than the condition in the Implementation Deed relating to Court approval of this Option Scheme and Court approval of the Share Scheme) having been satisfied or waived in accordance with the terms of the Implementation Deed by 8.00am on the Second Court Date;
(2) the Option Scheme has been approved in accordance with subparagraph 411(4)(a)(i) of the Corporations Act of each of the Option Scheme Meetings;
(3) approval of this Option Scheme by the Court pursuant to paragraph 411(4)(b) of the Corporations Act;
(4) approval of the Share Scheme by the Court pursuant to paragraph 411(4)(b) of the Corporations Act; and
(5) the Implementation Deed not having been terminated by either party to that deed before 8.00am on the Second Court Date.
(b)	The satisfaction of the conditions precedent in clause 3(a) is a condition precedent to the operation of clause 4.
(c)	The Option Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before the End Date or any later date Sino Gold and Eldorado agree.
(d)	Sino Gold and Eldorado will provide to the Court at the Second Court Date a certificate confirming (in respect of matters within their knowledge) whether or not the conditions precedent in the Implementation Deed and this Option Scheme (other than the condition precedent in clause 3.1(c) and 3.1(n) of the Implementation Deed) have been satisfied or waived. The certificate constitutes conclusive evidence that such conditions precedent are satisfied, waived or taken to be waived.

4	Implementation of the Option Scheme

4.1	Lodgement of Court orders

           Sino Gold will lodge with ASIC office copies of the Court orders under subsection 411(10) of the Corporations Act approving the Option Scheme by 5.00pm on the first Business Day after the day on which the Court approves the Option Scheme

.

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4.2	Cancellation of Scheme Options

	(a)	Subject to the conditions precedent in clause 3 and the provision of the Option Scheme Consideration in the manner contemplated by clause 4.4, on the Implementation Date all of the Scheme Options, together with all rights, obligations and entitlements attaching to them as at the Implementation Date, will be cancelled and extinguished, without the need for any further act by any Option Scheme Participant, and the Option Scheme Participant:

(1) releases Sino Gold from all obligations in relation to those Scheme Options;

(2) release and waives any and all rights the Option Scheme Participant may have had (including to be issued Sino Gold Shares) in relation to those Scheme Options (including under the relevant option plan or under the terms of the relevant Scheme Options); and

(3) authorises Sino Gold to update the Sino Gold Option Register recording the cancellation of the Sino Gold Options that constitute the Scheme Options.

	(b)	On the Implementation Date, in consideration for the cancellation of their Scheme Options, each Option Scheme Participant will be entitled to receive the Option Scheme Consideration in accordance with clause 4.4.

	(c)	The Option Scheme Participants agree to the cancellation of their Scheme Options by Sino Gold in accordance with the terms of this Option Scheme.

4.3	Election Procedure

	(a)	Subject to clause 4.3(b), clause 4.5 and clause 4.7, an Option Scheme Participant will receive the Option Scheme Consideration in the form of CDIs.

An Option Scheme Participant who wishes to receive the Scheme Consideration in the form of CDIs does not need to make an election under clause 4.3(b).

	(b)	Subject to the remaining provisions of this clause 4.3 and clause 4.5:

(1) each Option Scheme Participant (other than a Retail Option Scheme Participant who has made and not withdrawn an election to participate in the Share Sale Facility under paragraph (2) below) will be entitled to elect to receive Option Scheme Consideration in the form of New Eldorado Shares rather than CDIs, by completing the Share Election Form and returning it to the address specified in the Share Election Form so that it is received by the Election Date; and

(2) each Retail Option Scheme Participant (other than one who has made and not withdrawn an election under paragraph (1) above) will be entitled to elect to participate in the Share Sale Facility by completing the Sale Election Form and returning it to the address specified in the Sale Election Form so that it is received by the Election Date.

(c)	An Ineligible Foreign Option Participant is not entitled to make any election pursuant to clause 4.3(b) and any election purportedly made by it will be invalid.
Ineligible Foreign Option Participants will have their Option Scheme Consideration (which will be issued in the form of New Eldorado Shares rather than CDIs) dealt with in accordance with clauses 4.5, 4.6 and 4.7.

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(d)	An election under clause 4.3(b) must be made in accordance with the terms and conditions on the Share Election Form or Sale Election Form, as the case may be.

(e)	An Option Scheme Participant (other than an Ineligible Foreign Option Participant) who does not make a valid election under clause 4.3(b) will be deemed to have elected to receive Option Scheme Consideration in the form of CDIs.

(f)	Subject to clause 4.3(g), a valid election made or deemed to be made by a Option Scheme Participant under this clause 4.3 will be deemed to apply in respect of the Option Scheme Participant’s entire holding of Scheme Options, regardless of whether the Option Scheme Participant’s holding of Scheme Options is greater or less than the Option Scheme Participant’s holding at the time it made its election.

(g)	An Option Scheme Participant (other than an Ineligible Foreign Option Participant and other than a Retail Option Scheme Participant who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2)) who is noted on the Sino Gold Option Register as holding one or more parcels of Sino Gold Options as trustee or nominee for, or otherwise on account of, another person:

(1) may make separate elections under clause 4.3(b)(1) in relation to each of those parcels of Sino Gold Options (subject to it providing to Sino Gold and Eldorado any substantiating information they reasonably require), and an election made in respect of any such parcel, or an omission to make an election in respect of any such parcel, will not be taken to extend to the other parcels; but

(2) may not make separate elections under clause 4.3(b)(2) in relation to each of those parcels of Sino Gold Options.

(h)	An Option Scheme Participant may vary or withdraw any election made by it under this clause 4.3. To validly vary such an election, an Option Scheme Participant must lodge a replacement Share Election Form or Sale Election Form, as the case may be, by the Election Date. To withdraw such an election, an Option Scheme Participant must follow the procedure set out in the Scheme Booklet or in the Share Election Form or in the Sale Election Form.

(i)	Subject to clause 4.3(j), an election which is not made or deemed to have been made in accordance with this clause 4.3 will not be a valid election for the purpose of this Option Scheme and will not be recognised by Sino Gold, Eldorado Sub or Eldorado for any purpose.

(j)	Sino Gold may, with the agreement of Eldorado, settle as it thinks fit any difficulty, matter of interpretation or dispute which may arise in connection with determining the validity of any election, and any such decision will be conclusive and binding on Sino Gold, Eldorado, Eldorado Sub and the relevant Option Scheme Participant.

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4.4 Provision of Option Scheme Consideration

Subject to clauses 4.4(d), 4.5 and 4.7, the obligation of Eldorado and Eldorado Sub to provide or procure the provision of the Option Scheme Consideration to Option Scheme Participants will be satisfied by Eldorado:

(a)	in the case of Option Scheme Consideration that is required to be provided to Option Scheme Participants in the form of New Eldorado Shares, by Eldorado procuring that:

	(1)	the name and address of each such Option Scheme Participant is entered into the Eldorado Register on the Implementation Date in respect of the New Eldorado Shares to which it is entitled under this clause 4; and

	(2)	a share certificate or holding statement (or equivalent document) is sent to the Registered Address of each such Option Scheme Participant representing the number of New Eldorado Shares issued to the Option Scheme Participant pursuant to this Option Scheme;

(b)	in the case of Option Scheme Consideration that is required to be provided to Option Scheme Participants in the form of CDIs, by Eldorado:

	(1)	issuing to CDN to be held on trust that number of New Eldorado Shares that will enable CDN to issue CDIs as envisaged by clause 4.4(b)(3) on the Implementation Date;

	(2)	procuring that the name and address of CDN is entered into the Eldorado Register in respect of those New Eldorado Shares on the Implementation Date and that a share certificate or holding statement (or equivalent document) in the name of CDN representing those New Eldorado Shares is sent to CDN;

	(3)	procuring that on the Implementation Date, CDN issues to each such Option Scheme Participant the number of CDIs to which it is entitled under this clause 4;

	(4)	procuring that on the Implementation Date, the name of each such Option Scheme Participant is entered in the records maintained by CDN as the holder of the CDIs issued to that Option Scheme Participant on the Implementation Date; and

	(5)	procuring that the CDIs are held on the issuer sponsored subregister on the Implementation Date and sending or procuring the sending of a CDI holding statement to each such Option Scheme Participant which sets out the number of CDIs held on the issuer sponsored subregister by that Option Scheme Participant; and

(c)	in the case of Option Scheme Consideration that is required to be dealt with following valid elections under clause 4.3(b)(2) and as a result of the operation of clause 4.5, by Eldorado procuring that:

	(1)	the name and registered address of the Sale Agent, as nominee in trust for the Share Sale Facility Participants, is entered into the Eldorado Register on the Implementation Date in respect of the New Eldorado Shares required to be issues to it under this clause 4;

	(2)	a share certificate or holding statement (or equivalent document) in the name of the Sale Agent is sent to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, representing the number of New Eldorado Shares so issued to it;

	(3)	the Sale Agent, as nominee in trust for the Share Sale Facility Participants, sells those New Eldorado Shares on behalf of the Share Sale Facility Participants, and pays the proceeds to the Sino Gold Scheme Registrar, in trust for the Share Sale Facility Participants, in accordance with clause 4.6; and

	(4)	the Sino Gold Scheme Registrar pays the proceeds on to the Share Sale Facility Participants in accordance with clause 4.6.

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(d)	In the case of joint holders of Scheme Options:

	(1)	the New Eldorado Shares or CDIs to be issued under this Option Scheme will be issued to and registered in the names of the joint holders;

	(2)	any cheque required to be sent under this Option Scheme will be made payable to the joint holders and sent to the holder whose name appears first in the Sino Gold Share Register; and

	(3)	any other document required to be sent under this Option Scheme, will be forwarded to the holder whose name appears first in the Sino Gold Option Register as at the Record Date.

4.5 Ineligible Foreign Option Participants

Eldorado will be under no obligation to issue any New Eldorado Shares or CDIs under this Option Scheme to any Ineligible Foreign Option Participants and must instead procure that the number of New Eldorado Shares that would have been issued to an Ineligible Foreign Option Participant had they not been an Ineligible Foreign Option Participant are dealt with on behalf of the Ineligible Foreign Option Participant in accordance with clause 4.6 and 4.7.

4.6	Share Sale Facility

	(a)	New Eldorado Shares that:

		(1)	but for an election by a Retail Option Scheme Participant under clause 4.3(b)(2), would have been issued to that Retail Option Scheme Participant or CDN in respect of that Retail Option Scheme Participant (rounded down to the nearest whole number in accordance with clause 4.7); or

		(2)	are required to be dealt with under this clause by virtue of clause 4.5 (rounded down to the nearest whole number in accordance with clause 4.7),

must be issued by Eldorado to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, on the Implementation Date (rounded down, if necessary to the nearest whole number) (together with the New Eldorado Shares to be issued by Eldorado to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, on the Implementation Date under clause 4.6(a)(1) and 4.6(a)(2) of the Share Scheme, the Sale Facility Securities) and subsequently sold in accordance with the remaining provisions of this clause 4.6.

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(b)	The Share Sale Facility will only be available in respect of New Eldorado Shares issued to the Sale Agent, as nominee in trust for the Share Sale Facility Participants, in the circumstances referred to in clause 4.6(a). Any purported election by an Option Scheme Participant to participate in the Share Sale Facility in any other circumstances will be invalid and not recognised for any purpose.

(c)	Eldorado must procure that the Sale Agent:

	(1)	within 15 Trading Days after the Implementation Date, sells the Sale Facility Securities on the Toronto Stock Exchange and/or on other Canadian electronic markets in such manner, including selling the Sale Facility Securities in one or more lots, at such price or prices and on such other terms as the Sale Agent determines in good faith;

	(2)	deducts from the C$ gross proceeds of such sale of all Sale Facility Securities any taxes applicable to those Sale Facility Securities;

	(3)	within 5 Trading Days after the last sale of Sale Facility Securities is completed under (1) above, arranges for the conversion of the net proceeds of all such sales referred to in (2) above from C$ to A$; and

	(4)	within one Trading Day after conversion of those net proceeds to A$ under (3) above, pays that A$ amount (after having deducted any applicable currency conversion costs) to the Sino Gold Scheme Registrar, in trust for the Share Sale Facility Participants, by telegraphic transfer of clear funds to an A$ account nominated by the Sino Gold Scheme Registrar.

(d)	Within 7 Business Days after the date on which the Sale Agent remits the A$ amount referred to in clause 4.6(c)(4) to the Sino Gold Scheme Registrar, Eldorado and Sino Gold will cause the Sino Gold Scheme Registrar to pay to:

	(1)	each Retail Option Scheme Participant who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2);

	(2)	each Retail Scheme Shareholder who has made and not withdrawn an election to participate in the Share Sale Facility under clause 4.3(b)(2) of the Share Scheme;

	(3)	each Ineligible Foreign Shareholder; and

	(4)	each Ineligible Foreign Option Participant,

their pro-rata share of the A$ amount referred to in clause 4.6(c)(4), being the proportion which the number of Sale Facility Securities attributable to them bears to the total number of Sale Facility Securities. The amount payable to each Share Sale Facility Participant under this clause will, if necessary, be rounded down to the nearest whole cent, and any part of the A$ amount referred to in clause 4.6(c)(4) remaining after such rounding will be paid by the Sino Gold Scheme Registrar to a charity nominated by Sino Gold.

(e)	Share Sale Facility Participants agree that the amount referred to in clause 4.6(d) may be paid by the Sino Gold Scheme Registrar doing any of the following at the Sino Gold Scheme Registrar's election:

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8 General
(1)	sending a cheque or money order for that amount (after having deducted any applicable taxes) by pre-paid post (or pre-paid airmail if the address is outside Australia) to the Share Sale Facility Participant’s address as shown in the Sino Gold Option Register as at the Record Date (the Registered Address);

(2)	depositing that amount into an account with any bank notified to Sino Gold (or any agent of Sino Gold) by an appropriate written authority from the Share Sale Facility Participant, whether in A$ or after having arranged for the conversion of that amount into a currency other than A$ in accordance with the written authority from the Share Sale Facility Participant, and after having deducted any applicable taxes or currency conversion costs; or

(3)	in the event that a Share Sale Facility Participant does not have a Registered Address or the Sino Gold Scheme Registrar believes an Share Sale Facility Participant is not known at its Registered Address, and no account has been notified in accordance with clause 4.6(e)(2) or a deposit into such an account is rejected or refunded, the Sino Gold Scheme Registrar must hold the amount on trust until the Share Sale Facility Participant claims the amount (in which case the Sino Gold Share Scheme Registrar may pay that amount in accordance with (1) or (2) above) or the amount is dealt with in accordance with unclaimed money legislation. Any benefit accruing from the amount while it is held on trust will be to the benefit of Sino Gold. An amount credited to the account is to be treated as having been paid to the Share Sale Facility Participant. Sino Gold must procure that records are maintained of the amounts paid, the people who are entitled to the amounts and any transfers of the amounts.

(f)	Payment by the Sino Gold Scheme Registrar to a Share Sale Facility Participant in accordance with this clause 4.6 satisfies in full the Share Sale Facility Participant’s right to the Option Scheme Consideration.

(g)	None of Sino Gold, Eldorado, Eldorado Sub, the Sale Agent or the Sino Gold Scheme Registrar gives any assurance as to the price that will be achieved for the sale of the Sale Facility Securities by the Sale Agent. The sale of the Sale Facility Securities under this clause 4.6 will be at the risk of the Share Sale Facility Participant.

(h)	Despite the other provisions in this clause 4.6, if Eldorado is of the opinion, formed reasonably, that several Option Scheme Participants have, before the Record Date, been party to a optionholding splitting or division in an attempt to obtain an advantage by reference to eligibility to participate in the Share Sale Facility, Eldorado may direct Sino Gold to give notice to those Option Scheme Participants:

(1) setting out the names and Registered Addresses of all of them;

(2) stating that opinion; and

(3) attributing to one of them specifically identified in the notice the Sino Gold Options held by all of them,

and, after the notice has been so given, the Option Scheme Participant specifically identified in the notice shall, for the purposes of determining eligibility as a Retail Option Scheme Participant, be taken to hold all those Sino Gold Options and each of the other Option Scheme Participants whose names are set out in the notice shall be taken to hold no Sino Gold Options.

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4.7 Fractional entitlements

Where the calculation of the number of New Eldorado Shares to be issued to a particular Option Scheme Participant would result in the issue of a fraction of a New Eldorado Share or a fraction of a CDI, the fractional entitlement will be rounded down to the nearest whole number of New Eldorado Shares or CDIs.

5	Issue and trading

	(a)	The New Eldorado Shares will be duly and validly issued in accordance with the laws of Canada and Eldorado’s restated articles of incorporation and bylaws, will be issued fully paid and will rank equally in all respects with all other common shares of Eldorado then issued and outstanding.

	(b)	The Option Scheme Participants agree to be bound by Eldorado’s restated articles of incorporation and bylaws.

	(c)	Each Option Scheme Participant shall be deemed to have irrevocably appointed Eldorado and each of its directors and officers (jointly and severally) as its attorneys for the purpose of executing any form of application, letter of transmittal or other instruments or documents required for the New Eldorado Shares or CDIs.

6	Dealings in Sino Gold Options

6.1	Exercise prior to Share Scheme Record Date

For the purpose of establishing who are Option Scheme Participants, Sino Gold will not accept as valid, nor recognise for any purpose, any notice of exercise of a Sino Gold Option registered in the name of a Sino Gold Optionholder:

(a)	received after 5.00pm on the day which is the Business Day immediately before the Share Scheme Record Date; or

(b)	which is not in accordance with the terms of grant of the Sino Gold Options.

6.2 Registration as holder of ordinary shares

Sino Gold will issue, and register the Sino Gold Optionholder as the holder of, a Sino Gold Share in respect of the exercise of a Sino Gold Option registered in the name of the Sino Gold Optionholder permitted by clause 6.1 and in accordance with the terms of grant of the Sino Gold Options, and the Sino Gold Optionholder acknowledges and agrees that, if the Share Scheme becomes Effective, the Sino Gold Optionholder will be bound by the terms of the Share Scheme in respect of each such Sino Gold Share and, accordingly, each such Sino Gold Share will be transferred to Eldorado Sub in accordance with the Share Scheme on the Implementation Date.

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6.3	Sino Gold Option Register

	(a)	For the purpose of determining entitlements to the Option Scheme Consideration, Sino Gold will, until the Option Scheme Consideration has been provided, maintain the Sino Gold Option Register in accordance with the provisions of this clause 6 and the Sino Gold Option Register in this form will solely determine entitlements to the Option Scheme Consideration.

	(b)	Sino Gold must procure that, on or before 9.00am on the Business Day following the Share Scheme Record Date, details of the names, Registered Addresses and holdings of Sino Gold Options of every Option Scheme Participant as shown in the Sino Gold Option Register at the Option Scheme Record Date and details of all Share Election Forms and Sale Election Forms validly submitted and not revoked are available to Eldorado in such form as Eldorado may reasonable require.

	(c)	As from the Option Scheme Record Date, all Sino Gold Option certificates will cease to have effect and each entry on the Sino Gold Option Register at that date will cease to have any effect other than as evidence of entitlement to the Option Scheme Consideration.

7	General provisions

7.1	Consent to amendments to the Option Scheme

If the Court proposes to approve the Option Scheme subject to any alterations or conditions, Sino Gold may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which Eldorado and Eldorado Sub has consented.

7.2 Option Scheme Participants’ agreements and warranties

Each Option Scheme Participant:

(a)	agrees to the cancellation of their Sino Gold options in accordance with the Option Scheme and agrees to the cancellation of the rights attached to their Sino Gold Options constituted by or resulting from the Option Scheme;

(b)	acknowledges that the Option Scheme binds all Option Scheme Participants; and

(c)	is taken to have warranted to Sino Gold, Eldorado and Eldorado Sub, and appointed and authorised Sino Gold as its attorney and agent to warrant to Eldorado and Eldorado Sub, that all their Sino Gold Options (including any rights and entitlements attaching to those options) which are cancelled under the Option Scheme will, at the date of cancellation, be free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and, subject only to the relevant option terms, restrictions on transfer of any kind, and that, subject only to the relevant option terms, they have full power and capacity to deal with their Sino Gold Options together with any rights attaching to those options. Sino Gold undertakes that it will provide such warranty to Eldorado and Eldorado Sub as agent and attorney of each Option Scheme Participant.

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7.3 Appointment of sole proxy

Upon the Option Scheme becoming Effective, each Option Scheme Participant:

(a)	is deemed to have appointed Eldorado Sub as attorney and agent (and directed Eldorado Sub in each such capacity) to appoint any director, officer, secretary or agent nominated by Eldorado Sub as its sole proxy and, where applicable or appropriate, corporate representative to attend Sino Gold meetings, exercise the votes attaching to the Scheme Options (if any) registered in their name and sign any resolution or document, and no Option Scheme Participant may itself attend or vote at any of those meetings or sign any resolutions, whether in person, by proxy or by corporate representative (other than pursuant to this clause 7.3(a)); and

(b)	must take all other actions in the capacity of a registered holder of Scheme Options as Eldorado Sub reasonably directs.

7.4	Authority given to Sino Gold

(a)	Option Scheme Participants will be deemed to have authorised Sino Gold, and all its directors, officers and secretaries, to do and execute all acts, matters, things and documents on the part of each Option Scheme Participant necessary to implement the scheme.

(b)	Each Option Scheme Participant, without the need for any further act, irrevocably appoints Sino Gold and all of its directors, officers and secretaries (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Option Scheme.

8	General

8.1	Stamp duty

Sino Gold will pay all stamp duty payable in connection with the cancellation of the Sino Gold Options.

8.2 Consent

The Option Scheme Participants consent to Sino Gold doing all things necessary or incidental to the implementation of the Option Scheme.

8.3 Notices

If a notice, transfer, transmission application, direction or other communication referred to in the Option Scheme is sent by post to Sino Gold, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Sino Gold registered office or at the office of the Sino Gold Scheme Registrar.

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8.4	Governing law

(a) The Option Scheme is governed by the laws in force in New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of courts exercising jurisdiction in New South Wales and courts of appeal from them in respect of any proceedings arising out of or in connection with this Option Scheme. Each party irrevocably waives any objection to the venue of any legal process in these courts on the basis that the process has been brought in an inconvenient forum.

8.5	Further action

Sino Gold must do all things and execute all documents necessary to give full effect to this Option Scheme and the transactions contemplated by it.

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				Schedule 1

Option Scheme Consideration

				Option Scheme Consideration:
				number of
				CDIs or New
				Eldorado	Total number
			Value per	Shares, per	of Options in
Option series	Expiry date	Exercise price	Option	Option	the series

EEOP Directors	31/12/10	A$3.13	A$4.04	0.3097	800,000

EEOP Directors	31/12/11	A$6.34	A$0.83	0.0634	1,370,000

EEOP Directors*	09/11/12	A$7.49	A$2.51	0.1923	850,000

EEOP Directors	09/12/13	A$4.35	A$2.82	0.2161	858,750

EEOP Employees	31/12/09	A$1.84	A$5.33	0.4088	95,000

EEOP Employees	01/09/12	A$5.59	A$1.58	0.1209	40,000

EEOP Employees	31/12/10	A$3.13	A$4.04	0.3097	640,000

EEOP Employees	06/03/11	A$3.65	A$3.52	0.2698	150,000

EEOP Employees	31/12/11	A$6.34	A$0.83	0.0634	1,590,000

EEOP Employees	08/05/12	A$5.83	A$1.34	0.1025	150,000

EEOP Employees	30/09/12	A$5.71	A$1.46	0.1117	50,000

EEOP Employees	30/09/12	A$6.04	A$1.13	0.0864	120,000

EEOP Employees*	09/11/12	A$7.49	A$2.51	0.1923	1,495,000

EEOP Employees	04/12/12	A$6.73	A$0.44	0.0334	40,000

EEOP Employees	20/10/13	A$4.01	A$3.16	0.2422	150,000

EEOP Employees	09/12/13	A$4.35	A$2.82	0.2161	1,847,500

EEOP Employees	28/01/14	A$4.46	A$2.71	0.2077	150,000

EEOP Employees	01/03/14	A$5.45	A$1.72	0.1317	80,000

EEOP Employees	13/07/14	A$4.76	A$2.41	0.1846	380,000

EEOP Employees	01/10/11	A$4.03	A$3.14	0.2407	40,000

Standard Bank Plc	16/09/10	A$2.37	A$4.80	0.3681	250,000

GCX (Apr-05)*	12/04/10	C$9.52	A$0.24	0.0186	109,730

GCX (Dec-06 Series 1)*#	31/12/09	C$15.19	A$0.00	0.0000	35,552

GCX (Dec-06 Series 2)	31/12/09	C$2.91	A$3.95	0.3034	27,508

GCX (Dec-06 Series 3)*	03/11/10	C$7.72	A$1.04	0.0797	29,626

GCX (Mar-07)	14/03/12	C$3.67	A$3.11	0.2390	88,392

GCX (Apr-07)	04/04/12	C$3.00	A$3.85	0.2958	21,975

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				Schedule 1	Option Scheme Consideration

					Option Scheme Consideration: number of CDIs or New Eldorado	Total number
				Value per	Shares, per	of Options in
	Option series	Expiry date	Exercise price	Option	Option	the series
GCX (Kingsway/Assif)		08/08/12	C$5.47	A$1.13	0.0865	777,700

*	A Sino Gold out-of-the-money option (all other options are Sino Gold in-the-money options).

#	The value for all Options in this series is A$21.

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